Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130, Montreal, QC H3B 2C6, CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES INC. ANNOUNCES THE ACCEPTANCE
OF THE CLOSURE PLAN FOR MINE PRODUCTION
AT THE ISLAND GOLD PROJECT

MONTREAL, May 2, 2007 – Richmont Mines Inc. (TSX–AMEX: RIC) and Patricia Mining Corp. (TSX-V: PAT) are pleased to announce that they have reached an important milestone for the ongoing development of the Island Gold project. On April 30, 2007, the companies have received notice of acceptance of a certified Closure Plan for mine production at the Island Gold Project from the Ontario Ministry of Northern Development and Mines (MNDM). The Closure Plan, a major regulatory requirement, provides for the mining operations to proceed at the Island Gold Project. GENIVAR, an independent consultant, is finalizing the NI 43-101 technical reserve report. As soon as this report is available, a production decision will be made by the Companies’ respective Board of Directors. The Island Gold Project is located near Dubreuilville, North of Lake Superior, Ontario.

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since it started production in 1991, the Company has produced over 900 thousand ounces of gold from its holdings in Quebec and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont Mines’ expertise is in finding and developing narrow vein projects to production.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

For more information, please contact:

Julie Normandeau	Tammy Swiatek
Investor Relations	Investor Relations
Richmont Mines Inc.	Kei Advisors LLC

Telephone: (514) 397-1410	Telephone: (716) 843-3853
E-mail: jnormandeau@richmont-mines.com	E-mail: tswiatek@keiadvisors.com

Ticker symbol: RIC	Listings: TSX – Amex
Web Site: www.richmont-mines.com